File No. 812-[   ]

~~As filed with the Securities and Exchange Commission on October 28, 2025~~

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

~~Washington~~WASHINGTON, D.C. 20549

~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).~~

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS~~Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections **18(a)(2), 18(c)** ~~AND~~and **18(i)** ~~OF THE 1940 ACT, PURSUANT TO SECTIONS~~Thereunder, Pursuant to Sections **6(c)** ~~AND~~and **23(c)** ~~OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS~~of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

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~~DENALI STRUCTURED RETURN STRATEGY FUND~~
~~NIAGARA INCOME OPPORTUNITIES FUND~~
~~LIQUID STRATEGIES, LLC~~
~~3550 Lenox Road NE~~
~~Suite 2550~~
~~Atlanta, GA 30326~~

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(~~770~~d) ~~350-8700~~

In the Matter of the Application of:

FRANKLIN LEXINGTON PRIVATE MARKETS FUND
FRANKLIN BSP LENDING FUND
CLARION PARTNERS REAL ESTATE INCOME FUND INC.
FRANKLIN INFRASTRUCTURE SOLUTIONS FUND
FRANKLIN BSP PRIVATE CREDIT FUND
FRANKLIN TEMPLETON FUND ADVISER, LLC
FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC
BENEFIT STREET PARTNERS L.L.C.

One Madison Avenue
New York, New York 10010

Please ~~send~~direct all communications regarding this application to:

~~JoAnn M. Strasser~~Todd Lebo, Esq. Franklin Templeton
One Madison Avenue
New York, New York 10010

~~**Thompson Hine LLP**~~

Copies to:
~~41 South High Street, Suite 1700~~
~~Columbus, Ohio 43215-6101~~
~~JoAnn.Strasser@thompsonhine.com~~
~~(614) 469-3265~~

~~Megan~~David W.
~~Clement~~Blass, Esq.
Ryan P. Brizek, Esq.
Steven Grigoriou, Esq.
Debra Sutter, Esq.
~~Thompson Hine LLP~~
~~1919 M~~Simpson Thacher &
Bartlett LLP 900 G Street, NW~~,~~
~~Suite 700~~
Washington, DC~~.C. 20036-3537~~ 20001
~~Megan.Clement@thompsonhine.com~~
(202) ~~973-2732~~636-5500
David.Blass@stblaw.com
Ryan.Brizek@stblaw.com
Steven.Grigoriou@stblaw.com
~~*With copies to:*~~
~~Agent for Service~~
~~The Corporate Trust Company~~
~~Corporation Trust Center~~
~~1209 Orange Sr.~~
~~Wilmington, DE 19801~~
~~This Application (including Exhibits) contains 80 pages.~~

Debra.Sutter@stblaw.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 91 PAGES.

TABLE OF CONTENTS

EXHIBITS

UNITED STATES OF AMERICA
BEFORE THE

~~BEFORE THE~~

SECURITIES AND EXCHANGE COMMISSION

~~WASHINGTON, D.C. 20549~~

IN THE MATTER OF   Washington, DC 20549

~~In the Matter of:~~
~~DENALI STRUCTURED RETURN STRATEGY FUND NIAGARA INCOME OPPORTUNITIES FUND LIQUID STRATEGIES, LLC~~ ~~Investment Company Act of 1940~~ ~~File No. 812-~~ ~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).~~

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS~~

FRANKLIN LEXINGTON PRIVATE MARKETS FUND
FRANKLIN BSP LENDING FUND
CLARION PARTNERS REAL ESTATE INCOME FUND INC.
FRANKLIN INFRASTRUCTURE SOLUTIONS FUND
FRANKLIN BSP PRIVATE CREDIT FUND
FRANKLIN TEMPLETON FUND ADVISER, LLC
FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC
BENEFIT STREET PARTNERS L.L.C.

One Madison Avenue
New York, NY 10010
Investment Company Act of 1940 File No. 812-[___]

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I. THE PROPOSAL

Franklin Lexington Private Markets Fund ("FLEX"), Franklin BSP Lending Fund ("FBLEND"), Franklin Infrastructure Solutions Fund ("FTINFRA") and Franklin BSP Private Credit Fund ("FBSPX") are each Delaware statutory trusts and Clarion Partners Real Estate Income Fund Inc. ("CPREX" and, together with FLEX, FBLEND, FTINFRA and FBSPX, the "Initial Funds") is a Maryland corporation. Each of the Initial Funds operate or, with respect to FTINFRA, will operate as a continuously offered, registered non-diversified, closed-end management investment company. FLEX provides, and FTINFRA will provide, periodic liquidity with respect to their shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). FBLEND, CPREX and FBSPX each provide periodic liquidity with respect to their shares through periodic repurchase offers pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). FLEX, FBLEND and CPREX are advised by Franklin Templeton Fund Adviser, LLC ("FTFA"). FTINFRA is advised by Franklin Templeton Private Markets Adviser, LLC ("FTPMA"). FBSPX is advised by Benefit Street Partners L.L.C. ("BSP" and, together with FTFA and FTPMA, the "Advisers"). The Initial Funds and the Advisers are referred to herein as the "Applicants."

~~Denali Structured Return Strategy Fund ("Denali") and Niagara Income Opportunities Fund ("Niagara") (Denali and Niagara each an "Initial Fund" and together, the "Initial Funds") and Liquid Strategies, LLC (the "Adviser") (collectively, the "~~The Applicants~~")~~ hereby seek an order ~~of~~ (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the ~~Investment Company Act of 1940, as amended (the "~~1940 Act~~")~~, ~~granting~~for an exemption~~s~~ from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, ~~granting~~for an exemption from Rule 23c-3 under the 1940 Act~~,~~ and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 ~~thereunder,~~under the 1940 Act to permit the Initial Funds to ~~offer investors~~issue multiple classes of ~~common~~ shares ~~of beneficial interest~~ ("Shares")[1]~~with varying sales loads and asset-based service and/or distribution fees~~ and to impose early

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of ~~each Initial Fund~~ the Initial Funds (or any other registered closed-end management investment company relying on the requested order).

withdrawal charges~~, as described more fully in this application (the "Application").~~ ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

2

The Applicants request that the ~~o~~Order also apply to any ~~other~~continuously offered registered closed-end management investment company that ~~conducts a continuous offering of its shares, existing now or~~has been previously organized or that may be organized in the future~~,~~ for which the Advisers~~, its successors,[2]~~ or any entity controlling, controlled by, or under common control with the Advisers~~,~~ or ~~its~~any successors~~,~~ in interest to any such entity,[2] acts as investment adviser~~,~~ and which operates as an interval fund pursuant ~~provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either~~to Rule 23c-3 under the 1940 Act or ~~with~~ provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the "1934 Act")~~ (each~~,~~ a "Future Fund," and~~,~~ together with the Initial Funds, ~~each, a "Fund" and collectively,~~ the "Funds").~~[3]The Initial~~[3] Any of the Funds ~~and any Future Fund~~ relying on this relief in the future will do so in ~~a manner consistent~~compliance with the terms and conditions of this application (the "Application"). Applicants represent that ~~any person~~each entity presently intending to rely on the ~~order~~ requested ~~in this Application~~relief is listed as an Applicant.

If granted pursuant to this Application, the Order would supersede the prior order granted to FTFA on November 5, 2012 (the "FTFA Prior Order") and the prior order granted to Franklin Advisers, Inc. on October 21, 2003 (the "FAV Prior Order" and together with the FTFA Prior Order, the "Prior Orders"), with the result that no person will continue to rely on the Prior Orders if the Order is granted.[4]

FLEX currently offers four classes of Shares of beneficial interest, each having its own fee and expense structure in reliance on the FTFA Prior Order. FBLEND, CPREX and FBSPX (the "Interval Funds") currently offer multiple classes of Shares, each having its own fee and expense structure. CPREX relies on the FTFA Prior Order and FBLEND and FBSPX rely on the FAV Prior Order. Each of FLEX, FBLEND, CPREX and FBSPX are continuously offered pursuant to an effective registration statement on Form N-2 (the "Effective Registration Statements") under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"). FTINFRA has filed an initial registration statement on Form N-2 (together with the Effective Registration Statements, the "Registration Statements" and each, a "Registration Statement"), seeking to register four classes of Shares of beneficial interest, Class S Shares, Class D Shares, Class I Shares and Class M Shares, each with its own fee and expense structure.

If the requested relief is granted, each of the Initial Funds anticipates making a continuous public offering of its respective Share classes and any other additional classes of Shares, each having its own fee and expense structure, pursuant to its Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").[5] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   Initial Funds

FLEX is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. FLEX's investment objective is to seek long-term capital appreciation. In pursuing its investment objective, FLEX principally invests in private equity and other private assets (collectively, "private assets") by acquiring interests in secondary funds. In addition to its investments in secondary funds, to a lesser extent FLEX may seek additional exposure to private assets by acquiring interests in primary funds and making co-investments.

[2.]   A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3.]   The terms "control," and "investment adviser" are used as defined in ~~Sections~~ Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4.]   *See* PermalHedge Strategies Fund, et al., Investment Co. Rel. Nos. 30228 (October 9, 2012) (notice) and 30257 (November 5, 2012) (order) and *see* Franklin Floating Rate Trust, et al., Investment Co. Rel Nos. 56026 (September 29, 2003) and 26227 (October 21, 2003) (order).

[~~4.~~5.]   As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA ~~Rule~~ 2341 (Investment Company Securities) ~~in Consolidated~~ consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

Each Initial FundFBLEND is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is operatedstructured as an interval fund. Each Initial Fund is classified as a non-diversified investment company as defined under section 5(b)(2) of the 1940 Act. pursuant to Rule 23c-3 under the 1940 Act. FBLEND's investment objective is to generate risk-adjusted returns (i.e., returns made relative to the amount of risk taken) with consistent current income. FBLEND seeks to achieve its investment objective through private debt investment opportunities in middle market companies in the United States, which it generally defines as companies with $25 million to

$100 million earnings before interest, taxes, depreciation, and amortization. Under normal circumstances, corporate loans will represent at least 80% of FBLEND's net assets (plus the amount of any borrowings for investment purposes).

Niagara's primary investment objective is to seek current income. Niagara seeks to achieve its investment objective through direct and indirect investment of the majority of its assets in income-generating investments of domestic issuers. Denali's investment objective is to seek primarily income and secondarily capital appreciation. Denali seeks to achieve its investment objective through direct and indirect investments of a substantial majority of its assets in income-generating investments of domestic issuers; and through a modest (approximately one and a half to three percent of total assets) investment in call option spreads on the S&P 500® Index. Each Initial Fund makes a continuous public offering of its shares. Each Initial Fund's initial Registration Statement filed on Form N-2 (the "Registration Statement") was declared effective by the Commission and registered one initial class of shares. Each Initial Fund's Registration Statement will be amended to designate the existing class of shares as "Advisor Shares" and to register an additional class of Shares, "Class R Shares," each with its own fee and expense structure. Each Initial Fund will continue to only offer one class of Shares (the "Initial Class Shares"), until receipt of the requested relief.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of each Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because each Initial Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, each Initial Fund is structured as an "interval fund" and intends to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

The Initial Funds each seek an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.

Under the proposal, the existing Advisor Shares would continue to be offered at NAV and would not be subject to a front-end sales load or an annual asset-based service and/or distribution fee. Class R Shares and any new Share class (collectively, the "New Class Shares") would be offered at NAV and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge. Each Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder's purchase of the Shares. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA"), as such rule may be amended, or any successor rule thereto ("FINRA Rule 2341") as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under "Statement of Facts—Proposed Class Structure and Characteristics."

If this Application for an order is granted, the New Class Shares may or may not be offered. Additional classes of Shares may be added in the future. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.[5]

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[5] *See, e.g.*, Man Diversified Income Fund, et al, Inv. Co. Rel. Nos. 35704 (Aug. 1, 2025) (notice) and 35728 (Aug. 27, 2025) (order); Lincoln Bain Capital Total Credit Fund, et al, Inv. Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, Inv. Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC and Adams Street Advisors, LLC, Inv. Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); RJ Private Credit Income Fund, et al., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Blue Owl Alternative Credit Fund, et al., Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April

II. STATEMENT OF FACTS

A. The Applicants

CPREX is a Maryland corporation that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. CPREX's investment objective is to provide current income and long-term capital appreciation. CPREX intends under normal market conditions to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of private commercial real estate and publicly traded real estate securities.

~~Each Initial Fund is~~FTINFRA is a newly organized ~~as a~~ Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. ~~Each Initial Fund~~ that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. FTINFRA's investment objective is to seek long-term capital appreciation and, to a lesser extent, current income. In pursuing its investment objective, the Fund intends to invest in a range of infrastructure-related assets, including debt and equity interests through direct investments or co-investments in specific infrastructure assets and as well as through acquiring primary funds and secondary funds that invest primarily in infrastructure assets.

FBSPX is ~~classified~~a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ~~Each Initial Fund is structured as an "interval fund" and continuously offers its Shares. Denali and Niagara were organized under the laws of the State of Delaware on October 23, 2023 and July 27, 2023, respectively.~~FBSPX's investment objective is to generate risk-adjusted returns (i.e., returns made relative to the amount of risk taken) with consistent current income. FBSPX seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United States, which it generally defines as companies with annual revenues of up to $1 billion.

~~The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser serves as investment adviser to each Initial Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").~~

B. Current Structure and Characteristics

~~As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their NAV per share plus the applicable sales load.~~

Each ~~Initial Fund, operating as an~~of the ~~i~~Interval ~~fund~~Funds currently provide periodic liquidity with respect to their Shares pursuant to Rule 23c-3 under the 1940 Act~~, does not intend to, but a~~.6 FLEX provides, and FTINFRA will provide, periodic liquidity with respect to their Shares pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Interval Fund may~~,~~ offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with ~~the~~such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of ~~shares of~~ (i) registered open-end investment companies or

~~23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); ISQ Infrastructure Income Fund and I Squared Capital Registered Advisor LLC, Inv. Co. Rel. Nos. 35489 (March 4, 2025) (notice) and 35519 (April 1, 2025) (order); iDirect Private Markets Fund, iCapital Registered Fund Adviser LLC, and iCapital Markets LLC, Inv. Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Inv. Co. Rel. Nos. 35466 (February 6, 2025) (notice) and 35491 (March 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Inv. Co. Rel. Nos. 35417 (December 13, 2024) (notice) and 35443 (January 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Inv. Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund, et al., Inv. Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); Harbourvest Private Investments Fund, et al., Inv. Co. Rel. Nos. 35409 (December 9, 2024) (notice) and 35439 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund, et al., Inv. Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund, et al., Inv. Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Inv. Co. Rel. Nos. 35384 (November 15, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Inv. Co. Rel. Nos. 35351A (October 29, 2024) (notice) and 35398 (November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, Inv. Co. Rel. Nos. 35328A (October 23, 2024) (notice) and 35384 (November 14, 2024) (order); Sound Point Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35350 (October 4, 2024) (notice) and 35371 (October 30, 2024) (order).~~

5

(ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at ~~NAV~~net asset value, that ~~may be offered in the future and~~ are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option ~~features~~ will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject
to Rule 11a-3. In complying with Rule 11a-3 ~~under the 1940 Act~~, each Fund will treat an ~~early withdrawal charge~~EWC as if it were a contingent deferred sales load ("CDSL").~~6~~7

~~Each Initial Fund, as a closed-end investment company, will not continuously redeem Shares as does an open-end management investment company. Shares of each Initial Fund will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, each Initial Fund is structured as an "interval fund" and conducts quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.~~

~~**C. Proposed Class Structure and Characteristics**~~

~~Each Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. Each Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, each Initial Fund's Board of Trustees (the "Board") could adopt this or another sales charge structure.~~

~~Initial Class Shares will be offered without a sales load or an annual asset-based service and/or distribution fee, as set forth in each Initial Fund's prospectus, as amended or supplemented from time to time. Each Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder's purchase of the Shares.~~

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6.   Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

~~6.~~ 7.   A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a ~~distribution related~~distribution related charge payable to the distributor. Pursuant to the requested order, ~~the early withdrawal charge~~any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

6

~~If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.~~ Repurchase fees, if charged, will equally apply to _additional classes of Shares and to_ all classes of Shares of ~~the~~_a_ Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate ~~a~~_any_ repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were ~~a registered~~ _an_ open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, ~~the~~_any such_ repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. _If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations._

    B.   _Advisers_

FTFA is a Delaware limited liability company that is an indirect, wholly owned subsidiary of Franklin Resources, Inc. ("Franklin Resources"). FTFA is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and serves as investment adviser for FLEX, FBLEND and CPREX pursuant to an investment management agreement, each of which has been approved by the Board of Trustees or Directors, as applicable, of the applicable Initial Fund, including a majority of the trustees or directors, as applicable, who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of such Initial Fund, and by such Initial Fund's shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act.

~~New Class Shares would be offered at NAV and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.~~

~~Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.~~

~~To the extent the New Class Shares are subject to an ongoing asset-based service and/or distribution fee (a "Distribution and Servicing Fees"), the respective Initial Fund's Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a "Distribution and Shareholder Services Plan"). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not "interested persons" of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b-1. Applicants represent that any asset-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.~~

~~All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial Fund's distributor (the "Distributor"), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Funds do not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future by a Fund will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.~~

~~All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.~~

~~In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund's Board or its delegate, also pay a different amount of the following expenses:~~

~~(1) administrative and/or accounting or similar fees (each as described in the Fund's prospectus, as amended or supplemented from time to~~

time);

(2) legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific class;

FTPMA is a Delaware limited liability company that is an indirect, wholly owned subsidiary of Franklin Resources. FTPMA is registered with the Commission as an investment adviser under the Advisers Act and serves as an investment adviser for FTINFRA pursuant to an investment management agreement, which has been approved by the Board of Trustees of FTINFRA, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of FTINFRA, and by FTINFRA's shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act.

(4) Commission registration fees incurred by a specific class;

BSP is a Delaware limited liability company that is an indirect, wholly owned subsidiary of Franklin Resources. BSP is registered with the Commission as an investment adviser under the Advisers Act and serves as an investment adviser for FBSPX pursuant to an investment management agreement (together with the investment management agreement of each Initial Fund, the "Investment Management Agreements"), which has been approved by the Board of Trustees of FBSPX, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of FBSPX, and by FBSPX's shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act.

(5) expenses of administrative personnel and services required to support the shareholders of a specific class;

(6) Trustees' fees incurred as a result of issues relating to a specific class;

(7) Auditors' fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class;

The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreements. The Advisers are, or will be, responsible for managing the investment activities of the Initial Funds and the Initial Funds' business affairs.

C.   Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

~~(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and~~

~~(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class's receipt of services of a different kind or to a different degree than another class.~~

~~Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.~~

~~From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund's repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.~~

~~Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class.~~

III. EXEMPTIONS REQUESTED

A. The ~~Multiple Class~~Multi-Class System

Applicants request exemptive relief to the extent that ~~a Fund's~~the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed~~:~~ ~~(1)~~ to result in the issuance of a ~~class of~~ "senior security"~~[7]~~[8] within the meaning of Section 18(g) of the 1940 Act ~~and thus be prohibited by~~that would violate the provisions of Section 18(a)(2) of the 1940 Act~~; (2) if more than one class of senior security were issued, to~~, violate ~~Section 18(c) of the 1940 Act; and (3) to violate~~ the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) ~~under the 1940 Act~~ to the extent that rule is construed to prohibit the imposition of ~~early withdrawal charges by a~~an EWC by the Funds.

C. Asset-Based ~~Service~~Distribution and/or ~~Distribution~~Service Fees

Applicants request an ~~o~~Order pursuant to Section 17(d) ~~of the 1940 Act~~ and Rule 17d-1 ~~thereunder~~ to the extent necessary for a Fund to pay asset-based ~~service~~distribution and/or ~~distribution~~service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security~~,~~ or transaction, or any class or classes of persons, securities~~,~~ or transactions~~,~~ from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all

holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) ~~of the 1940 Act~~ provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 ~~thereunder~~ under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or ~~other~~ joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) ~~of the 1940 Act~~ and Rule 17d-1 ~~thereunder~~, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies~~,~~ and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

[~~7.~~8.] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different ~~NAV~~net asset value, receive a different distribution amount or both. A class with a higher ~~NAV~~net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.~~15~~17 and accompanying text.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management ~~(the "Division")~~ recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.~~[8]~~[9] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes ~~of the open-end and the closed-end forms~~. Open-end funds have offered complete liquidity to their shareholders and thus required ~~a~~ virtually complete liquidity of the underlying investments ~~portfolio~~, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this ~~dual~~bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the ~~Division~~staff determined that, given the changes in the securities market since 1940 ~~-~~— in particular the emergence of semi-liquid investment opportunities ~~-~~— it was appropriate to re-examine the classification system and its regulatory requirements.~~[9]~~[10]

One exception to the liquid/illiquid dichotomy has been the so ~~so-~~called "~~prime rate~~prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 ~~("Closed-end Tender Offer Funds")~~.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the ~~vast~~wide array of semi-liquid portfolio securities that currently exist~~ing~~. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~[10]~~[11] The report ~~thus~~ concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~[11]~~[12] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~[12]~~[13] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.[13]~~1993.[14]

The prime rate funds were cited in both *Protecting Investors* and the ~~Rule 23c-3~~ Proposing Release as the prototype for the ~~closed-end~~ interval ~~fund~~ concept.~~[14]~~[15] Nonetheless, while the prime rate funds ~~broke~~created the ~~path~~model for innovation in this area, developments since the ~~initial closed-end interval~~origin of these funds make further innovation appropriate. ~~Moreover, a number of~~Ample precedent~~s~~ exists for the implementation of a ~~multiple-class system, the imposition of early withdrawal charges~~multi-class system and the imposition of asset-based ~~service~~distribution and/or ~~distribution~~service fees ~~substantially similar to that~~ for which the Applicants seek relief.~~[15]~~ Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, Denali Structured Return Strategy Fund, RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Diameter Dynamic Credit Fund, Hamilton Lane Private Assets Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-

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~~8.~~9. SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.

~~9.~~10. *Id.* at 424.

~~10.~~11. *Id.* at 439-40.

11. 12.   *Id.* at 424.

12. 13.   Investment Co. Act Rel. No.18869 (July 28, 1992) (the "~~Rule 23c-3~~ Proposing Release").

13. 14.   Investment Co. Act Rel. No.19399 (~~April~~Apr. 7, 1993) (the "~~Rule 23c-3~~ Adopting Release"). The Commission also had proposed Rule22e-3 ~~under the 1940 Act~~,which began from theopen-end,complete liquidity perspective under Section22 of the 1940 Act, and permitted periodic or delayed, rather than constant~~,~~ liquidity. The Commission neither adopted nor withdrew proposed Rule22e-3.To ~~the~~ Applicants' knowledge, the Commission has taken no further action with respect to Rule22e-3.

14. 15.   *Protecting Investors*, ~~*supra*~~, at 439-40; ~~23c-3~~ Proposing Release, at 27.

15.   ~~*See supra note 5.*~~

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Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.[16]

B.   Multiple Classes of Shares — Exemptions from Sections 18(a) (2) and. 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that a Fund's the issuance and sale of multiple classes of Shares may of a Fund might be deemed: (1) to result in the issuance of a class of "senior security"[17] within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to. violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two

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[16]   See Denali Structured Return Strategy Fund, et al., Investment Co. Rel. Nos. 35858 (Jan. 5, 2026) (notice) and 35931 (Feb. 4, 2026) (order); RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Investment Co. Rel. Nos. 35843 (Dec. 29, 2025) (notice) and 35915 (Jan. 26, 2026) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (Sep. 26, 2025) (notice) and 35791 (Nov. 18, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (Jul. 3, 2025) (notice) and 35696 (Jul. 29, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); ISQ Infrastructure Income Fund, et al., Investment Co. Rel. Nos. 35489 (Mar. 4, 2025) (notice) and 35519 (Apr. 1, 2025) (order); iDirect Private Markets Fund, et al., Investment Co. Rel. Nos. 35474 (Feb. 21, 2025) (notice) and 35497 (Mar. 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (Feb. 6, 2025) (notice) and 35491 (Mar. 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (Dec. 13, 2024) (notice) and 35443 (Jan. 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Investment Co. Rel. Nos. 35410 (Dec. 9, 2024) (notice) and 35441 (Jan. 6, 2025) (order); Global X Venture Fund, et al., Investment Co. Rel. Nos. 35408 (Dec. 9, 2024) (notice) and 35440 (Jan. 6, 2025) (order); HarbourVest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan. 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment Co. Rel. Nos. 35403 (Nov. 27, 2024) (notice) and 35431 (Dec. 26, 2024) (order); TCW Private Asset Income Fund, et al., Investment Co. Rel. Nos. 35401 (Nov. 26, 2024) (notice) and 35429 (Dec. 23, 2024) (order); Callodine Specialty Income Fund, et al., Investment Co. Rel. Nos. 35399 (Nov. 26, 2024) (notice) and 35428 (Dec. 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (Nov. 15, 2024) (notice) and 35414 (Dec. 10, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Investment Co. Rel. Nos. 35351 (Oct. 8, 2024) (notice) and 35398 (Nov. 26, 2024) (order); Gemcorp Capital Advisors LLC, et al., Investment Co. Rel. Nos. 35328A (Oct. 23, 2024) (notice) and 35384 (Nov. 14, 2024) (order); Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment Co. Rel. Nos. 35350 (Oct. 4, 2024) (notice) and 35371 (Oct. 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024) (order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order).

[17]   Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

13

directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).~~16~~18 Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided,* That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

~~A registered closed-end investment company may have only one class of stock that is a senior security. In particular~~Finally, Section 18(c) of the 1940 Act provides that:

> ~~[I]t~~"it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that ~~(1) "~~any such class of . . . stock may be issued in one or more series: ~~p~~*Provided,* ~~that~~That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends~~ . . .~~." ~~Section 18(i) of the 1940 Act provides that: Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.~~

The ~~multiple class~~multi-class system proposed herein ~~(the "Multiple Class System")~~ may result in Shares of a class having "priority over ~~[another]~~class as to ~~. . .~~payment of dividends" and having unequal voting rights, because under the ~~Multiple Class~~proposed ~~S~~system ~~(1)~~(i) shareholders of different classes ~~may~~would pay different distribution ~~fees, different shareholder services fees, and any other expenses (~~and/or service fees (and related costs as described above ~~in Section II.C.)~~), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and ~~(2)~~ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. ~~Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act. Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)'s requirements with respect to a class of Shares that may be a senior security.~~

Applicants believe that the implementation of the ~~Multiple Class~~proposed multi-class ~~S~~system will ~~provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment~~enhance shareholder options. Under ~~the Multiple Class~~a multi-class ~~S~~system, an investor ~~will be able to~~can choose the method of purchasing Shares ~~(from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as~~that is most beneficial given the amount of ~~the~~his or her purchase, the length of time the investor expects to hold ~~the~~his or her Shares~~,~~ and other relevant ~~factors~~circumstances. The proposed ~~system~~arrangements would permit a Fund to facilitate both the distribution of ~~Shares~~its securities and provide investors with a broader choice of shareholder ~~options~~services.

By contrast, if ~~the Adviser and the Distributor~~a Fund were required to ~~sponsor the organization of new,~~organize separate ~~funds rather than new~~investment portfolios for each class~~es~~ of Shares, the ~~creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.~~success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the ~~Multiple Class System, holders~~proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be ~~if the classes were separate funds or portfolios~~otherwise. As a Fund grows in volume of assets, ~~it is expected that~~the investors will derive benefits from economies of scale that ~~might~~would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end ~~management~~investment

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~~16.~~18. Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, ~~in 1995,~~[19] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual ~~multiple class~~ exemptive orders, as long as certain conditions are met.~~17~~[20]

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[19] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No.20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar.22, 1994) (order); see also Exemption forOpen-EndManagement Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Classand Master-Feeder Funds, Investment Co. Act Rel. No.19955 (Dec. 15, 1993).

~~17~~[20] *See* ~~Inv.~~Investment Co. Act Rel. No.20915 (~~February~~Feb. 23, 1995). As adopted, Rule18f-3~~under the 1940 Act~~creates an exemption for ~~open-end~~mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule18f-3,the Commission also amended Rule12b-1under the 1940 Act to clarify that each class of shares must have separate12b-1plan provisions. Moreover, any action on the12b-1plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule18f-3that expand and clarify the methods by which a multiple class fund may allocate income, gains ~~and,~~ losses~~,~~ and expenses~~,~~ and that clarify the shareholder voting provisions of the rule.

Applicants believe that the proposed closed-end investment company ~~M~~multiple ~~C~~class ~~System~~structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures~~ that are permitted by Rule 18f-3 under the 1940 Act. The~~. The proposed ~~M~~multiple ~~C~~class ~~System~~structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed ~~system~~structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and ~~the~~ conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end ~~investment companies~~funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, ~~the rule's~~its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end ~~investment company~~fund in its manner of operation and in the distribution of its Shares~~, except for differences related to repurchases~~.

In particular, ~~each~~the Funds~~ proposes to~~will offer their Shares continuously at ~~NAV. It is anticipated that~~a price based on net asset value, plus any applicable front-end sales load. ~~d~~Differences among classes will, as detailed above, relate largely to differences in ~~placement/~~distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. ~~While~~Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to ~~numerous~~ similarly-situated closed-end funds.~~18~~[21] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner ~~required by Rule 18f-3~~described above is equitable and ~~will~~would not discriminate against any group of shareholders.~~ Each Applicant is also~~ Applicants are aware of the need for full disclosure of the proposed ~~Multiple Class~~multi-class~~ S~~system in ~~each~~a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. ~~Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that e~~Each Fund will ~~disclose~~include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end~~, multiple class~~

~~18.~~21. *See* ~~*supra note 5*~~ Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 16; Diameter Dynamic Credit Fund, et al., supra note 16; Hamilton Lane Private Assets Fund, et al., supra note 16; Blue Owl Alternative Credit Fund, et al., supra note 16; RJ Private Credit Income Fund, et al., supra note 16; Columbia Credit Income Opportunities Fund, et al., supra note 16; ISQ Infrastructure Income Fund, et al., supra note 16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note 16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

multi-class funds under Form N-1A. ~~As if it were an~~ [22] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment compan~~y~~ies~~, each Fund will~~ to disclose fund expenses borne by shareholders during the reporting period in shareholder ~~reports[19]~~reports[23] and to describe in ~~its~~their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~[20]~~[24] Each Fund will include ~~any such~~these disclosures in its shareholder reports and prospectus~~ to the extent required as if the Fund were an open-end fund.~~ .

Each Fund ~~and the Distributor~~ will ~~also~~ comply with any requirements that ~~may be adopted by~~ the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to ~~the~~each Fund~~ and the Distributor.[21]~~.[25] In addition, ~~E~~each Fund ~~or the Distributor~~ will contractually require that any ~~other~~ distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares~~ of the Fund~~.

~~Finally, in~~In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge ~~and private equity~~ funds.~~[22]~~[26] Applicants will comply with all such applicable disclosure requirements.

The requested relief is ~~substantially~~ similar to ~~prior~~the exemptions discussed above granted by the Commission to~~, among others, Man Diversified Income Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund~~ Denali Structured Return Strategy Fund, RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Diameter Dynamic Credit Fund, Hamilton Lane Private Assets Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, Harbour~~v~~Vest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund~~ and Redwood Real Estate Income Fund.[23]In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures.~~, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.[27] Accordingly, Applicants believe ~~that~~ there is ample precedent for the implementation of a ~~multiple-class~~multi-class system~~ by the Funds~~.

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22. In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

~~19.~~23. Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act ~~Release~~Rel. No.26372 (Feb. 27, 2004) (adopting release).

~~20.~~24. Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act ~~Release~~Rel. No.26464 (June 7, 2004) (adopting release).

~~21.~~25. Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~22.~~26. Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June~~.~~ 20, 2006) (adopting release). See also ~~r~~Rules12d1-1,et seq. of the 1940 Act.

~~23.~~27. *See* ~~*supra* note 5~~ Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 16; Diameter Dynamic Credit Fund, et al., supra note 16; Hamilton Lane Private Assets Fund, et al., supra note 16; Blue Owl Alternative Credit Fund, et al., supra note 16; RJ Private Credit Income Fund, et al., supra note 16; Columbia Credit Income Opportunities Fund, et al., supra note 16; ISQ Infrastructure Income Fund, et al., supra note 16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note 16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

C. Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between ~~five~~5% and ~~twenty-five percent~~25% of its outstanding shares at ~~NAV~~net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at ~~NAV~~net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed ~~two percent~~2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for ~~each~~the Funds to impose ~~early withdrawal charges~~EWCs, which are distribution-related fees payable to ~~the~~a ~~D~~distributor, on Shares submitted for repurchase that have been held for less than a specified period. ~~Each~~The Funds ~~may seek~~are seeking to impose ~~early withdrawal charges~~EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. ~~Each~~The Funds would assess ~~early withdrawal charges~~EWCs in much the same way non-interval funds currently assess ~~early withdrawal charges~~EWCs. As more fully described below, these charges ~~will~~would be paid to ~~the~~a ~~D~~distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of ~~early withdrawal charges~~EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds ~~which~~that offer their securities continuously, as ~~a~~each Fund would for its Shares. Any ~~early withdrawal charge~~EWC imposed by ~~a~~the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the ~~Rule 23c-3~~ Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at ~~NAV~~net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.~~[24]~~[28] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].~~[25]~~[29]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of ~~NAV~~net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of ~~FINRA~~the Sales Charge Rule ~~2341~~, governing sales ~~charges~~loads for open-end funds and (iii) deferred sales loads are imposed in a non~~-~~discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of ~~early withdrawal charges~~EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose ~~early withdrawal charges~~EWCs.

With respect to the policy considerations supporting imposition of ~~early withdrawal charges~~EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.~~[26]~~[30] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose ~~early withdrawal charges~~EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at ~~NAV~~net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. ~~Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs.~~ In the case of ~~the Initial~~a Fund's ~~I~~initial ~~Class S~~shares~~s~~ class, the ~~D~~distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

~~24.~~28. Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date~~. . . .~~… The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

~~25.~~29. *Id.*

~~26.~~30. Adopting Release, Section II.A.7.c. Section23(c)(2) of the 1940 Act does not require that repurchases be made at ~~NAV~~net asset value.

Neither the ~~Rule 23c-3~~ Proposing Release nor the ~~Rule 23c-3~~ Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at ~~NAV~~net asset value is to preclude interval funds from imposing ~~early withdrawal charges~~EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.~~27~~31 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the ~~1934~~Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing ~~early withdrawal charges.~~28EWCs.32 There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the ~~early withdrawal charges~~EWCs (and any scheduled waivers of the ~~early withdrawal charge~~EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose ~~early withdrawal charges~~EWCs in accordance with the requirements of Form N-1A concerning ~~contingent deferred sales charges~~CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder ~~service and~~ distribution and/or service fee limits imposed by the ~~FINRA~~Sales Charge Rule ~~2341~~ on the same basis as if it were an open-end investment company. In this regard, a Fund will pay ~~service and~~ distribution and/or service fees pursuant to plans that are designed to meet the requirements of the ~~FINRA~~Sales Charge Rule ~~2341~~ on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.~~29~~33 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge ~~early withdrawal charges~~EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of ~~Early Withdrawal Charges~~EWCs

Each Fund may grant waivers of the ~~early withdrawal charges~~EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the ~~early withdrawal charge~~EWC (and any waivers or scheduled variations of the ~~early withdrawal charge~~EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the ~~early withdrawal charge~~EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The ~~early withdrawal charge~~EWC may also be waived in connection with a number of additional circumstances, including the following

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~~27.~~31.   *See* ~~Rule 23c-3~~ Proposing Release, Section II.A.7; ~~Rule 23c-3~~ Adopting Release, Section II.A.7..

~~28.~~32.   *See* ~~Rule 23c-3~~ Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

~~29.~~   *~~See supra~~ note 5.*

33   *See* Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 16; Diameter Dynamic Credit Fund, et al., supra note 16; Hamilton Lane Private Assets Fund, et al., supra note 16; Blue Owl Alternative Credit Fund, et al., supra note 16; RJ Private Credit Income Fund, et al., supra note 16; Columbia Credit Income Opportunities Fund, et al., supra note 16; ISQ Infrastructure Income Fund, et al., supra note 16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note 16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the ~~early withdrawal charge~~EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."~~[30]~~[34] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d~~-1.[31]~~-1.[35] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10~~ permitting CDSLs for open-end funds~~, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~[32]~~[36] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, ~~early withdrawal charges~~EWCs, subject to appropriate safeguards.

E. Asset-Based ~~**Service**~~Distribution and/or ~~**Distribution**~~Service Fees

Applicants ~~also~~ request ~~an order pursuant to~~relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit ~~each~~the Funds to impose asset-based ~~service~~distribution and/or ~~distribution~~service fees (in a manner ~~similar~~analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose ~~an asset-based service~~a distribution and/or ~~distribution~~service fee.~~[33]~~[37]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such ~~a~~ person, acting as principal, from ~~participating in or~~ effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application~~ permitting the transaction~~.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies~~,~~ and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the

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~~30.~~34. ~~Inv.~~Investment Co. Act Rel. No.14390 (~~February~~Feb. 2, 1985).

~~31.~~35. *Id.*

~~32.~~36. Rule22d-1requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

~~33.~~37. Applicants do not concede that Section17(d) applies to the ~~Multiple Class System or to the service and/or distribution~~asset-based distribution and/or service fees discussed herein, but requests this ~~order~~exemption to eliminate any uncertainty.

Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person ~~of a registered investment company~~, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or <u>involve</u> overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections ~~for open-end investment companies~~ developed and approved by the Commission <u>for open-end investment companies</u> in Rule 12b-1 in connection with its ~~Distribution and Shareholder Services P~~<u>p</u>lan~~(s), if any,~~ with respect to each class <u>of Shares</u> as if the Fund were an open-end <u>management</u> investment company.

Therefore, ~~each~~<u>the</u> Fund<u>s</u> will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing ~~asset-based service~~<u>distribution</u> and/or ~~distribution~~<u>service</u> fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b~~-1,³⁴~~<u>-1,[38]</u> it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-1~~<u>17d-l</u> to the extent necessary <u>to allow</u> for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule ~~12b-1~~<u>12b-l</u>. In its adopting release, the Commission stated <u>as follows</u>:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with ~~r~~<u>R</u>ule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~³⁵~~<u>[39]</u>

<u>As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing,</u> Applicants believe ~~that~~ any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares ~~through asset-based service and/or distribution fees~~ should be resolved by the Fund's undertaking<u>s</u> to comply with the provisions of Rule<u>s</u> 12b-1 and ~~Rule~~ 17d-3 as if those rules applied to closed-end investment companies. Accordingly, ~~Applicants undertake to comply, and undertake that each Fund's asset-based service and/or distribution fees (if any)~~<u>the Funds</u> will comply~~,~~ with ~~the provisions of~~ Rules 12b-1 and ~~Rule~~ 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and<u>/</u>or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

~~Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.~~

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1<u>,</u> and, where applicable, 11a-3 under the 1940 Act, as amended from time to time ~~or replaced~~, as if those rules applied to closed-end management investment companies, and will comply with ~~FINRA~~<u>the Sales Charge</u> Rule ~~2341~~, as amended from time to time, as if that rule applied to all closed-end management investment companies.

~~VII. CORPORATE ACTION~~

~~Each Initial Fund's Declaration of Trust allows for the Initial Fund's Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. Each Initial Fund's Board has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund's officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) are attached as Exhibit C.~~

VII~~I~~. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent

---

~~34.~~<u>38.</u>   *See* Bearing of Distribution Expenses by Mutual Funds, ~~Inv.~~<u>Investment</u> Co. Act Rel. No.11414 (~~October~~<u>Oct.</u> 28, 1980).
~~35.~~<u>39.</u>   *Id*~~. Fed. Sec. L. Rep. (CCH) at 83,733~~.

21

with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~36~~40

~~All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.~~

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Funds are attached as Exhibit A and Exhibit B to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit C to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit D.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

~~36.~~ 40.   *See* ~~Man Diversified~~Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note ~~5~~16; ~~Lincoln Bain Capital Total~~Diameter Dynamic Credit Fund, et al., supra note ~~5~~16; Hamilton Lane Private Assets Fund, et al., supra note 16; Blue Owl Alternative Credit Fund, et al., supra note 16; RJ Private Credit Income Fund, et al., supra note 16; Columbia Credit Income Opportunities Fund, et al., supra note 16; ISQ Infrastructure Income Fund, et al., supra note 16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note 16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: Trustee

FRANKLIN BSP LENDING FUND

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: Trustee

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: Director

FRANKLIN INFRASTRUCTURE SOLUTIONS FUND

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: Trustee

FRANKLIN BSP PRIVATE CREDIT FUND

Dated: March 6, 2026

By: /s/ Nina K. Baryski

Name: Nina K. Baryski

Title: Chief Financial Officer

FRANKLIN TEMPLETON FUND ADVISER, LLC

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: President and Chief Executive Officer

FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: President and Chief Executive Officer

24

BENEFIT STREET PARTNERS L.L.C.

Dated: March 6, 2026

By: /s/ Bryan R. Martoken

Name: Bryan R. Martoken

Title: Authorized Person

25

Resolutions of the Board of Trustees and Directors (the "Board") of Franklin Lexington Private Markets Fund, Franklin BSP Lending Fund, Clarion Partners Real Estate Income Fund Inc. and Franklin Infrastructure Solutions Fund (together, the "Funds")

| WHEREAS: | The Board deems it advisable and in the best interest of the Funds to file with the Securities and Exchange Commission (the "SEC") an application for an order of exemption, and any amendments thereto: (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Funds to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes (the "Multi-Class Application"). |

NOW, THEREFORE, BE IT:

| RESOLVED: | That the officers of the Funds under the supervision of the Funds' President and Chief Legal Officer, with the advice of counsel to the Funds, be, and each of them hereby are, authorized, empowered and directed, in the name and on behalf of the Funds, to cause to be executed, delivered and filed with the SEC the Multi-Class Application, and any amendments thereto; and be it further |

| RESOLVED: | That the officers of the Funds under the supervision of the Funds' President and Chief Legal Officer, with the advice of counsel to the Funds, be, and each of them hereby are, authorized, empowered and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further |

| RESOLVED: | That all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Funds in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Funds; and be it further |

| RESOLVED: | That the officers of the Funds, in their reasonable judgment and under the supervision of the President and Chief Legal Officer of the Funds, be, and each hereby are authorized and empowered in the name and on behalf of the Funds, to do and perform all such lawful acts and things, to execute, seal and deliver and where necessary or appropriate, file with the appropriate governmental authorities all such further certificates, contracts, agreements, documents, instruments, powers of attorney, receipts or other papers, and to take such other action and make all such payments, as the officer or officers so acting shall determine in their reasonable judgment to be necessary or appropriate to carry out, comply with or effectuate the purpose and intents of the transactions and other matters contemplated by the foregoing resolutions, including to correct any errors and omissions in the foregoing resolutions, all with the advice of counsel to the Funds and in accordance with applicable law, rules and regulations and the applicable Declaration of Trust or Charter and the By-laws of the Funds. |

EXHIBIT B

Resolutions of the Board of Trustees (the "Board") of Franklin BSP Private Credit Fund (the "Fund")

WHEREAS:	The Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the "SEC") an application for an order of exemption, and any amendments thereto: (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes (the "Multi-Class Application").

NOW, THEREFORE, BE IT:

RESOLVED:	That each of the authorized signers of the Fund and its adviser, with the advice of counsel to the Fund, be, and each of them hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Multi-Class Application, and any amendments thereto; and be it further
RESOLVED:	That each of the authorized signers of the Fund and its adviser, with the advice of counsel to the Fund, be, and each of them hereby are, authorized, empowered and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution;
RESOLVED:	That all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and be it further
RESOLVED:	That the officers of the Fund be, and each hereby is, authorized in the name and on behalf of the Fund, to make such modifications to any documents or agreements referenced in any of the above resolutions as the officer executing or implementing (as applicable) such document or agreement deems necessary or advisable or as may be required to conform with the requirements of applicable law.
RESOLVED:	That the officers of the Fund be, and each hereby is, authorized in the name and on behalf of the Fund, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

EXHIBIT C

~~Authorization and Signatures~~

Verifications

~~The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Initial Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he or she has duly executed the attached application for and on behalf of the applicable entity listed; that he or she is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.~~

~~All requirements for the execution and filing of this application~~ in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this 27th day of October, 2025.

~~Denali Structured Return Strategy Fund~~

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin Lexington Private Markets Fund in her capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


**FRANKLIN LEXINGTON
PRIVATE MARKETS
FUND**

By: /s/ ~~Adam C. Stewart~~ Jane Trust
_____

Title: ~~President~~ Trustee


~~Name: Adam C. Stewart~~

~~Date: October 27, 2025~~

~~Niagara Income Opportunities Fund~~

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin BSP Lending Fund in her capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


FRANKLIN BSP LENDING
FUND

By: /s/ ~~Adam C. Stewart~~ Jane Trust
_____

Title: ~~President~~ Trustee


~~Name: Adam C. Stewart~~

~~Date: October 27, 2025~~

~~Liquid Strategies, LLC~~

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Clarion Partners Real Estate Income Fund Inc. in her capacity as Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


**CLARION PARTNERS
REAL ESTATE INCOME
FUND INC.**


Name: ~~G. Bradley Ball~~

~~Date: October 27, 2025~~

_____

_____

By: <u>/s/</u> ~~G. Bradley Ball~~<u>Jane Trust</u> _____

Title: ~~Managing Partner~~ <u>Director</u>

List of Attachments and Exhibits

Exhibit A

1. Verification of Denali Structured Return Strategy Fund
2. Verification of Niagara Income Opportunities Fund
3. Verification of Liquid Strategies, LLC

Exhibit B—Resolutions

Exhibit C—Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)

~~Exhibit A~~

~~VERIFICATION~~

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of ~~Denali Structured Return Strategy Fund; that he is the President of such Fund;~~Franklin Infrastructure Solutions Fund in her capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~**Denali Structured Return Strategy Fund**~~

FRANKLIN INFRASTRUCTURE SOLUTIONS FUND

By: /s/ ~~Adam C. Stewart~~Jane Trust

Name: Jane Trust

~~Name: Adam C. Stewart~~

Title: ~~President~~ Trustee

~~Date: October 27, 2027~~

**VERIFICATION**

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of ~~Niagara Income Opportunities Fund; that he is the President of such Fund;~~Franklin BSP Private Credit Fund in her capacity as Chief Financial Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~**Niagara Income Opportunities Fund**~~

FRANKLIN BSP PRIVATE CREDIT FUND

By: /s/ ~~Adam C. Stewart~~Nina K. Baryski

~~Name: Adam C. Stewart~~

Title: ~~President~~ Chief Financial Officer

~~Date: October 27, 2025~~

~~VERIFICATION~~

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of ~~Liquid Strategies, LLC; that he is Managing Partner of such company;~~Franklin Templeton Fund Adviser, LLC in her capacity as President and Chief Executive Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~Liquid Strategies~~FRANKLIN TEMPLETON FUND ADVISER, LLC

By: /s/~~ G. Bradley Ball~~Jane Trust

Name: Jane Trust

~~Name: G. Bradley Ball~~

Title: ~~Managing Partner~~ President and Chief Executive Officer

~~Date: October 27, 2025~~

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin Templeton Private Markets Adviser, LLC in her capacity as President and Chief Executive Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC

By: /s/Jane Trust
Name: Jane Trust
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached Application dated March 6, 2026 for and on behalf of Benefit Street Partners L.L.C. in his capacity as an Authorized Person of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BENEFIT STREET PARTNERS L.L.C.

By: /s/Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

Exh. C-1

Exhibit B

Resolutions of the Board of Trustees of Denali Structured Return Strategy Fund and Niagara Income Opportunities Fund

WHEREAS, the Board of Trustees of each of Denali Structured Return Strategy Fund and Niagara Income Opportunities Fund (each a "Fund") deems it advisable and in the best interest of each Fund to file with the U.S. Securities and Exchange Commission ("SEC") an application for an Order of Exemption (an "Application"):

(i) pursuant to Section 6(c) of the 1940 Act granting certain exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder to permit such Fund to issue and sell multiple classes of shares;

(ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder to permit such Fund to impose early withdrawal charges to the extent that rule is construed to prohibit the imposition of an early withdrawal charge; and

(iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit such Fund to pay asset-based distribution and/or service fees.

IT IS THEREFORE RESOLVED, that the officers of each Fund be, and each of them hereby is, authorized and directed on behalf of the relevant Fund and in its name to prepare, execute, and cause to be filed with the SEC the Application, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of each Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

~~Exhibit C~~

**Marked Copies of the Application Showing Changes
from the Final Versions of the Two Applications Identified
as Substantially Identical ~~U~~<u>u</u>nder Rule 0-5(e)(3)**

Exh. D-1

AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MARCH 6, 2026

File No. 812-[   ]

~~As filed with the Securities and Exchange Commission on November 7, 2025~~

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
~~Washington~~WASHINGTON, D.C. 20549

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE~~ ~~INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS~~**Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) ~~AND~~and 18(i)** ~~THEREUNDER AND PURSUANT TO SECTIONS~~**Thereunder, Pursuant to Sections 6(c) ~~AND~~and 23(c)** ~~OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.~~**of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements**

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~RBC BlueBay Enhanced Income Fund~~
~~RBC Global Asset Management (U.S.) Inc.~~

~~250 Nicollet Mall, Suite 1550~~

~~Minneapolis, MN 55401~~

FRANKLIN LEXINGTON PRIVATE MARKETS FUND
FRANKLIN BSP LENDING FUND
CLARION PARTNERS REAL ESTATE INCOME FUND INC.
FRANKLIN INFRASTRUCTURE SOLUTIONS FUND
FRANKLIN BSP PRIVATE CREDIT FUND
FRANKLIN TEMPLETON FUND ADVISER, LLC
FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC
BENEFIT STREET PARTNERS L.L.C.

~~PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:~~
One Madison Avenue
New York, New York 10010

Please direct all communications regarding this application to:

~~Stephen T. Cohen~~**Todd Lebo**, Esq.
Franklin Templeton
One Madison Avenue
New York, New York 10010

Copies to:

David W. Blass, Esq.
Ryan P. Brizek, Esq.
Steven Grigoriou, Esq.
Debra Sutter, Esq.
~~1900 K~~**Simpson Thacher & Bartlett**
LLP 900 G Street, NW
Washington, DC ~~20006~~**20001**
(202) ~~261-3304~~**636-5500**

~~**WITH A COPY TO:**~~

~~RBC Global Asset Management (U.S.) Inc.~~
~~Tara Tilbury~~
~~250 Nicollet Mall, Suite 1550~~
~~Minneapolis, MN 55401~~
~~(612) 376-7000~~

~~This Application (including Exhibits) contains 61 pages~~

David.Blass@stblaw.com
Ryan.Brizek@stblaw.com
Steven.Grigoriou@stblaw.com

Debra.Sutter@stblaw.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 91 PAGES.


TABLE OF CONTENTS


EXHIBITS


i


UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF		
	~~IN THE MATTER OF:~~ ~~RBC BLUEBAY ENHANCED INCOME FUND AND~~ ~~RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.~~ ~~250 Nicollet Mall, Suite 1550~~ ~~Minneapolis, MN 55401~~ ~~Investment Company Act of 1940 File No. [ ]~~ ~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).~~	~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS~~

FRANKLIN LEXINGTON PRIVATE MARKETS FUND
FRANKLIN BSP LENDING FUND
CLARION PARTNERS REAL ESTATE INCOME FUND INC.
FRANKLIN INFRASTRUCTURE SOLUTIONS FUND
FRANKLIN BSP PRIVATE CREDIT FUND
FRANKLIN TEMPLETON FUND ADVISER, LLC
FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC
BENEFIT STREET PARTNERS L.L.C.

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

One Madison Avenue
New York, NY 10010
Investment Company Act of 1940 File No. 812-[ ]

I.   THE PROPOSAL

~~RBC BlueBay Enhanced Income Fund (the "Initial Fund") is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. RBC Global Asset Management (U.S.) Inc. (the "Adviser") will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."~~

Franklin Lexington Private Markets Fund ("FLEX"), Franklin BSP Lending Fund ("FBLEND"), Franklin Infrastructure Solutions Fund ("FTINFRA") and Franklin BSP Private Credit Fund ("FBSPX") are each Delaware statutory trusts and Clarion Partners Real Estate Income Fund Inc. ("CPREX" and, together with FLEX, FBLEND, FTINFRA and FBSPX, the "Initial Funds") is a Maryland corporation. Each of the Initial Funds operate or, with respect to FTINFRA, will operate as a continuously offered, registered non-diversified, closed-end management investment company. FLEX provides, and FTINFRA will provide, periodic liquidity with respect to their shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). FBLEND, CPREX and FBSPX each provide periodic liquidity with respect to their shares through periodic repurchase offers pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). FLEX, FBLEND and CPREX are advised by Franklin Templeton Fund Adviser, LLC ("FTFA"). FTINFRA is advised by Franklin Templeton Private Markets Adviser, LLC ("FTPMA"). FBSPX is advised by Benefit Street Partners L.L.C. ("BSP" and, together with FTFA and FTPMA, the "Advisers"). The Initial Funds and the Advisers are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Funds to issue multiple classes of shares ("Shares")1 and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

---

1   As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Funds (or any other registered closed-end management investment company relying on the requested order).

1

The Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Advisers or any entity controlling, controlled by, or under common control with the Advisers~~,~~ or any successor in interest to any such entity,~~1~~2 acts as investment adviser and ~~that~~which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its ~~s~~Shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the "Exchange Act")~~ (each, a "Future Fund," and together with the Initial Funds, the "Funds").3 Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

If granted pursuant to this Application, the Order would supersede the prior order granted to FTFA on November 5, 2012 (the "FTFA Prior Order") and the prior order granted to Franklin Advisers, Inc. on October 21, 2003 (the "FAV Prior Order" and together with the FTFA Prior Order, the "Prior Orders"), with the result that no person will continue to rely on the Prior Orders if the Order is granted.4

~~The Initial Fund filed an initial~~FLEX currently offers four classes of Shares of beneficial interest, each having its own fee and expense structure in reliance on the FTFA Prior Order. FBLEND, CPREX and FBSPX (the "Interval Funds") currently offer multiple classes of Shares, each having its own fee and expense structure. CPREX relies on the FTFA Prior Order and FBLEND and FBSPX rely on the FAV Prior Order. Each of FLEX, FBLEND, CPREX and FBSPX are continuously offered pursuant to an effective registration statement on Form N-2 (the "~~Initial~~Effective Registration Statements") ~~on October 31, 2025, which has not yet been declared effective by the Commission, seeking to register three classes of beneficial interest~~ under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"). FTINFRA has filed an initial registration statement on Form N-2 (together with the Effective Registration Statements, the "Registration Statements" and each, a "Registration Statement"), seeking to register four classes of Shares of beneficial interest, Class S Shares, Class D Shares, Class I Shares and Class M Shares, each with its own fee and expense structure.~~2~~

If the requested relief is granted, each of the Initial Funds anticipates making a continuous public offering of ~~Class I, Class A and Class T Shares.~~ its respective Share classes and any other additional classes of Shares, each having its own fee and expense structure, pursuant to its Registration Statement or a future registration statement.
Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~If the Initial Fund's Initial Registration Statement is declared effective prior to receipt of the requested relief, the Initial Fund will only offer one class of shares, the Class I Shares, until receipt of the requested relief.~~The~~Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the~~ Funds do not expect there to be a secondary trading market for their ~~s~~Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of ~~s~~Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ~~Rule 2341~~(~~d) (the~~ "FINRA ~~Sales Charge Rule~~").5 All references in the application to the ~~FINRA~~ Sales Charge Rule include any ~~Financial Industry Regulatory Authority~~FINRA successor or replacement rule to the ~~FINRA~~ Sales Charge Rule.

II. STATEMENT OF FACTS

A. ~~RBC BlueBay Enhanced Income Fund (the~~ "Initial Funds~~"~~)

FLEX is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. FLEX's investment objective is to seek long-term capital appreciation. In pursuing its investment objective, FLEX principally invests in private equity and other private assets (collectively, "private assets") by acquiring interests in secondary funds. In addition to its investments in secondary funds, to a lesser extent FLEX may seek additional exposure to private assets by acquiring interests in primary funds and making co-investments.

~~1.~~2. A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

~~2~~ ~~The Initial Registration Statement was filed under SEC File Nos. 811-24132 and 333-291197.~~

3 The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

4 *See* Permal Hedge Strategies Fund, et al., Investment Co. Rel. Nos. 30228 (October 9, 2012) (notice) and 30257 (November 5, 2012) (order) and *see* Franklin Floating Rate Trust, et al., Investment Co. Rel Nos. 26181 (September 23, 2003) (notice) and 26234 (October 30, 2003) (order).

5 As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~The Initial Fund has filed a Notification of Registration filed pursuant to Section 8(a) of the Act on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class I, Class A and Class T Shares under the Act and under the Securities Act. As of the date of the filing of this Application, the Initial Fund's Initial Registration Statement has not yet been declared effective by the Commission. The Initial Fund~~FBLEND is a Delaware statutory trust~~. The Initial Fund is~~ that is registered under the 1940 Act as a non-diversified, closed-end management investment company that ~~will operate~~is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ~~The Initial Fund's~~FBLEND's investment objective is to ~~provide total return primarily consisting of income. The Initial Fund~~generate risk-adjusted returns (i.e., returns made relative to the amount of risk taken) with consistent current income. FBLEND seeks to achieve its investment objective ~~by investing primarily in equity and debt tranches of collateralized loan obligations ("CLOs") issued in the U.S. or European markets. To a lesser extent, the Initial Fund may also invest in commercial mortgage-backed securities, residential mortgage-backed securities, asset-backed securities, leveraged loans and other securities consistent with its investment objectives. The Initial Fund's address is 250 Nicollet Mall, Suite 1550, Minneapolis, MN 55401.~~through private debt investment opportunities in middle market companies in the United States, which it generally defines as companies with $25 million to

~~If the relief requested herein is granted, the Initial Fund intends to offer Class I, Class A and Class T Shares pursuant to a continuous public offering as discussed above.~~

$100 million earnings before interest, taxes, depreciation, and amortization. Under normal circumstances, corporate loans will represent at least 80% of FBLEND's net assets (plus the amount of any borrowings for investment purposes).

CPREX is a Maryland corporation that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. CPREX's investment objective is to provide current income and long-term capital appreciation. CPREX intends under normal market conditions to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of private commercial real estate and publicly traded real estate securities.

FTINFRA is a newly organized Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. FTINFRA's investment objective is to seek long-term capital appreciation and, to a lesser extent, current income. In pursuing its investment objective, the Fund intends to invest in a range of infrastructure-related assets, including debt and equity interests through direct investments or
co-investments in specific infrastructure assets and as well as through acquiring primary funds and secondary funds that invest primarily in infrastructure assets.

FBSPX is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. FBSPX's investment objective is to generate risk-adjusted returns (i.e., returns made relative to the amount of risk taken) with consistent current income. FBSPX seeks to achieve its investment objective by investing in private credit investments in middle market companies in the United States, which it generally defines as companies with annual revenues of up to $1 billion.

~~The~~Each of the Interval Funds ~~has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted~~currently provide periodic liquidity with respect to their Shares pursuant to Rule 23c-3 under the 1940 Act.~~[3]In order to rely on the requested relief, a~~[6] FLEX provides, and FTINFRA will provide, periodic liquidity with respect to their Shares pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its ~~s~~Shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of ~~s~~Shares of each such Fund.

Each Interval Fund ~~operating as an interval fund pursuant to Rule 23c-3 under the Act~~ may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their ~~s~~Shares of the Fund for shares of the same class of (i) registered open-end investment companies~~,~~ or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").~~[4]~~[7]

~~3.~~6. Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

~~4.~~7. A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to ~~the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations~~a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B. ~~RBC Global Asset Management (U.S.) Inc.~~ Advisers

~~The Adviser is a Minnesota corporation and a~~FTFA is a Delaware limited liability company that is an indirect, wholly owned subsidiary of Franklin Resources, Inc. ("Franklin Resources"). FTFA is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. ~~The Adviser will serve as the Initial Fund's~~ (the "Advisers Act"), and serves as investment adviser for FLEX, FBLEND and CPREX pursuant to an ~~advisory agreement (the "Investment Advisory Agreement"). Prior to the Initial Fund's commencement of operations, the Investment Advisory Agreement will be~~investment management agreement, each of which has been approved by the ~~Initial Fund's~~ Board of Trustees ~~(the "Board")~~or Directors, as applicable, of the applicable Initial Fund, including a majority of the trustees or directors, as applicable, who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of ~~the~~such Initial Fund, and by ~~the~~such Initial Fund's ~~original sole~~ shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act. ~~The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is 250 Nicollet Mall, Suite 1550, Minneapolis, MN 55401.~~

~~The Adviser expects to enter into a sub-advisory agreement with respect to the Initial Fund with RBC Global Asset Management (UK) Limited (the "Subadviser"), a registered investment adviser with the Commission under the Advisers Act, to serve as the subadviser to the Initial Fund.~~

FTPMA is a Delaware limited liability company that is an indirect, wholly owned subsidiary of Franklin Resources. FTPMA is registered with the Commission as an investment adviser under the Advisers Act and serves as an investment adviser for FTINFRA pursuant to an investment management agreement, which has been approved by the Board of Trustees of FTINFRA, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of FTINFRA, and by FTINFRA's shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act.

BSP is a Delaware limited liability company that is an indirect, wholly owned subsidiary of Franklin Resources. BSP is registered with the Commission as an investment adviser under the Advisers Act and serves as an investment adviser for FBSPX pursuant to an investment management agreement (together with the investment management agreement of each Initial Fund, the "Investment Management Agreements"), which has been approved by the Board of Trustees of FBSPX, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of FBSPX, and by FBSPX's shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act.

The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreements. The Advisers are, or will be, responsible for managing the investment activities of the Initial Funds and the Initial Funds' business affairs.

C. Other Provisions

From time to time~~,~~ the ~~Initial~~ Fund**s** may create additional classes of shares, the terms of which may differ from ~~Class I, Class A and Class T Shares~~the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

4

~~Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.~~

~~Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.~~

III. EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that ~~a Fund's~~the proposed issuance and sale of multiple classes of ~~s~~Shares ~~might~~of a Fund may be deemed to result in the issuance of a ~~class of~~ "senior security"~~[5]~~[8] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C. Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of

5 8. Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different ~~NAV~~ net asset value, receive a different distribution amount or both. A class with a higher ~~NAV~~ net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[~~6~~9] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity ~~a~~the fund's shareholders will have, and thus the liquidity required of ~~such~~the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the ~~S~~staff determined that, given the changes in the securities market since 1940 ~~-~~— in particular the emergence of semi-liquid investment opportunities ~~-~~— it was appropriate to re-examine the classification system and its regulatory requirements.[~~7~~10]

~~The o~~One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the ~~vast~~wide array of semi-liquid portfolio securities that currently exist~~ing~~. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[~~8~~11] The report ~~thus~~ concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[~~9~~12] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchas~~ing~~e procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[~~10~~13] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.[11]~~1993.[14]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[~~12~~15] Nonetheless, while the prime rate funds ~~broke~~created the ~~path~~model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the ~~Funds~~Applicants seek relief. Since 1998, the Commission has granted relief to ~~several~~the following closed-end investment companies, among others, to issue multiple classes of ~~s~~Shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, ~~Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Virtus Global Credit Opportunities Fund, Align Alternative Access Fund, Ardian Access LLC, Connetic Venture Capital Access Fund~~Denali Structured Return Strategy Fund, RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Diameter Dynamic Credit Fund, Hamilton Lane Private Assets Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, ~~and Wellington Global Multi-Strategy Fund.[13]~~iDirect Private Markets Fund,

---

[~~6~~9.] SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* ~~421~~(May 1992), at 421.

[~~7~~10.] *Id.* at 424.

[~~8~~11.] *Id.* at 439-40.

[~~9~~12.] *Id.*at 424.

[~~10~~13.] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[~~11~~14.] Investment Co. Act Rel. No. 19399 (~~April~~Apr. 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To ~~the~~ Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[~~12~~15.] *Protecting Investors*, at 439-40; Proposing Release, at 27.

SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.16

B. Multiple Classes of Shares ~~-~~— Exemptions from Sections 18(a) (2) , 18(c) and 18(i) ~~under~~of the 1940 Act

Applicants request exemptive relief to the extent that ~~a Fund's~~the issuance and sale of multiple classes of ~~s~~Shares of a Fund might be deemed to result in the issuance of a ~~class of~~ "senior security"17 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless~~,~~ stockholders have the right, voting separately as a class, to: (i) elect at least two

16 *See* Denali Structured Return Strategy Fund, et al., Investment Co. Rel. Nos. 35858 (Jan. 5, 2026) (notice) and 35931 (Feb. 4, 2026) (order); RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Investment Co. Rel. Nos. 35843 (Dec. 29, 2025) (notice) and 35915 (Jan. 26, 2026) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (Sep. 26, 2025) (notice) and 35791 (Nov. 18, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (Jul. 3, 2025) (notice) and 35696 (Jul. 29, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); ISQ Infrastructure Income Fund, et al., Investment Co. Rel. Nos. 35489 (Mar. 4, 2025) (notice) and 35519 (Apr. 1, 2025) (order); iDirect Private Markets Fund, et al., Investment Co. Rel. Nos. 35474 (Feb. 21, 2025) (notice) and 35497 (Mar. 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (Feb. 6, 2025) (notice) and 35491 (Mar. 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (Dec. 13, 2024) (notice) and 35443 (Jan. 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Investment Co. Rel. Nos. 35410 (Dec. 9, 2024) (notice) and 35441 (Jan. 6, 2025) (order); Global X Venture Fund, et al., Investment Co. Rel. Nos. 35408 (Dec. 9, 2024) (notice) and 35440 (Jan. 6, 2025) (order); HarbourVest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan. 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment Co. Rel. Nos. 35403 (Nov. 27, 2024) (notice) and 35431 (Dec. 26, 2024) (order); TCW Private Asset Income Fund, et al., Investment Co. Rel. Nos. 35401 (Nov. 26, 2024) (notice) and 35429 (Dec. 23, 2024) (order); Callodine Specialty Income Fund, et al., Investment Co. Rel. Nos. 35399 (Nov. 26, 2024) (notice) and 35428 (Dec. 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (Nov. 15, 2024) (notice) and 35414 (Dec. 10, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Investment Co. Rel. Nos. 35351 (Oct. 8, 2024) (notice) and 35398 (Nov. 26, 2024) (order); Gemcorp Capital Advisors LLC, et al., Investment Co. Rel. Nos. 35328A (Oct. 23, 2024) (notice) and 35384 (Nov. 14, 2024) (order); Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment Co. Rel. Nos. 35350 (Oct. 4, 2024) (notice) and 35371 (Oct. 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024) (order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order).

17 Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

8

directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in ~~s~~Section 13(a).~~14~~18 Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

> "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: ~~p~~Provided, ~~that~~That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends~~.~~. "

The multi-class system proposed herein may result in ~~s~~Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and
(ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing ~~s~~Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her ~~s~~Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of ~~s~~Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of ~~s~~Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of ~~s~~Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~15~~19 the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~16~~20

~~14~~18. Section13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

~~15~~19. *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No.20093 (~~February~~Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (~~March~~Mar.22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No.19955 (~~December~~Dec. 15, 1993).

~~16~~20. *See* Investment Co. Act Rel. No.20915 (~~February~~Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3,the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Applicants believe that the proposed closed-end investment company multiple class structure does not raise ~~the~~ concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of ~~each~~a Fund's ~~s~~Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and~~/or~~ service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble~~s~~ an open-end fund in its manner of operation and in the distribution of its ~~s~~Shares.

In particular, the Funds will offer their ~~s~~Shares continuously at a price based on net asset value, plus any applicable front-end sales ~~charge~~load. Differences among classes will, as detailed above, relate largely to differences in distribution and~~/or~~ service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to ~~similarly situated~~similarly-situated closed-end funds.[~~17~~21] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of ~~s~~Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of ~~s~~Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. ~~Each Applicant is~~

Applicants are aware of the need for full disclosure of the proposed multi-class system in ~~each~~a Fund's prospectus and of the differences among the various classes and the different expenses of each class of ~~s~~Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of ~~s~~Shares offered for sale by the prospectus, as is required for open-end

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[~~17~~21]. *See* ~~Lincoln Bain Capital Total~~Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 16; Diameter Dynamic Credit Fund, et al., supra note ~~13; CAIS Sports, Media and Entertainment Fund, supra note 13; GoldenTree~~ Opportunistic Credit Fund, ~~supra note 13; Adams Street Private Equity Navigator Fund LLC, supra note 13; Virtus Global Credit Opportunities Fund, supra note 13; Align Alternative Access Fund, supra note 13; Ardian Access LLC, supra note 13; Connetic Venture Capital Access Fund, supra note 13~~16; Hamilton Lane Private Assets Fund, et al., supra note 16; Blue Owl Alternative Credit Fund, et al., supra note ~~13~~16; RJ Private Credit Income Fund, et al., supra note ~~13~~16; Columbia Credit Income Opportunities Fund, et al., supra note ~~13~~16; ISQ Infrastructure Income Fund, et al., supra note ~~13, and~~16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note ~~13~~16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

multi-class funds under Form N-1A.~~18~~22 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder ~~reports19~~reports23 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~20~~24 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.25 In addition, each Fund will contractually require that any distributor of the Fund's ~~s~~Shares comply with such requirements in connection with the distribution of such Fund's ~~s~~Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.~~21~~26 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Virtus Global Credit Opportunities Fund, Align Alternative Access Fund, Ardian Access LLC, Connetic Venture Capital Access Fund~~Denali Structured Return Strategy Fund, RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Diameter Dynamic Credit Fund, Hamilton Lane Private Assets Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, ~~and~~iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund~~.22~~, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.27 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

~~18.~~22. In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

~~19.~~23. Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

~~20.~~24. Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

25. Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~21.~~26. Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June~~-~~20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

~~22.~~27. *See* Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 16; Diameter Dynamic Credit Fund, et al., supra note 16; Hamilton Lane Private Assets Fund, et al., supra note 16; ~~Lincoln Bain Capital Total Credit Fund, supra note 13; CAIS Sports, Media and Entertainment Fund, supra note 13; GoldenTree Opportunistic Credit Fund, supra note 13; Adams Street Private Equity Navigator Fund LLC, supra note 13; Virtus Global Credit Opportunities Fund, supra note 13; Align Alternative Access Fund, supra note 13; Ardian Access LLC, supra note 13; Connetic Venture Capital Access Fund, supra note 13;~~ Blue Owl Alternative Credit Fund, et al., ~~supra note 13~~supra note 16; RJ Private Credit Income Fund, et al., ~~supra note 13~~supra note 16; Columbia Credit Income Opportunities Fund, et al., ~~supra note 13; ISQ Infrastructure Income Fund, supra note 13; and Wellington Global Multi-Strategy Fund supra note 13.~~ supra note 16; ISQ Infrastructure Income Fund, et al., supra note 16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note 16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between ~~five~~5% and ~~twenty-five percent~~25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed ~~two percent~~2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on ~~s~~Shares submitted for repurchase that have been held for less than a specified period. The Funds ~~may seek~~are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds ~~may~~would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges ~~will~~would be paid to ~~the~~a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds ~~which~~that offer their securities continuously, as ~~the Initial~~each Fund ~~intends to do~~would for its ~~common s~~Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to ~~no greater than~~ two percent implicitly preclude the imposition" of CDSLs.[~~23~~28] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the ~~FINRA~~NASD ~~S~~sales ~~C~~charge ~~R~~rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[~~24~~29]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the ~~FINRA~~Sales Charge Rule, governing sales ~~charges~~loads for open-end funds and (iii) deferred sales loads are imposed in a non~~=~~discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[~~25~~30]

Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of a Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

[~~23.~~28.]   Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date~~. . . .~~… The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[~~24.~~29.]   *Id.*

[~~25.~~30.]   Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[~~26~~31] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[~~27~~32] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder ~~service and~~ distribution and/or service fee limits imposed by the ~~FINRA~~ Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay ~~service~~distribution and/or ~~distribution~~service fees pursuant to plans that are designed to meet the requirements of the ~~FINRA~~ Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[~~28~~33] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D. Waivers of ~~Early Withdrawal Charges~~ EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, or scheduled variations, ~~or eliminations~~ of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund~~s were~~was an open-end investment compan~~ies~~y. ~~It is anticipated that a Fund will grant~~The Shares that benefit from such waivers ~~of the EWC only under circumstances where the granting of such waiver is unlikely to~~are less likely to be the cause ~~of~~ rapid turnover in ~~s~~Shares of ~~the~~a Fund, particularly where there are also important policy reasons to waive the EWC, such as when ~~s~~Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in ~~s~~Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following

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[~~26.~~31.]   *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[~~27.~~32.]   *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[~~28.~~33.]   *See* ~~Lincoln Bain Capital Total~~Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 16; Diameter Dynamic Credit Fund, et al., supra note ~~13; CAIS Sports, Media and Entertainment Fund, supra note 13; GoldenTree Opportunistic Credit Fund, supra note 13; Adams Street Private Equity Navigator Fund LLC; supra note 13; Virtus Global Credit Opportunities Fund, supra note 13; Align Alternative Access Fund, supra note 13; Ardian Access LLC, supra note 13; Connetic Venture Capital Access Fund, supra note 13~~16; Hamilton Lane Private Assets Fund, et al., supra note 16; Blue Owl Alternative Credit Fund, et al., supra note ~~13~~16; RJ Private Credit Income Fund, et al., supra note ~~13~~16; Columbia Credit Income Opportunities Fund, et al., supra note ~~13~~16; ISQ Infrastructure Income Fund, et al., supra note ~~13; and~~16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note ~~13~~16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

repurchases of ~~s~~Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to ~~the~~a Fund~~s~~, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."~~29~~34 In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-~~1.30~~-1.35 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 ~~permitting CDSLs for open-end funds~~, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~31~~36 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.~~32~~37

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the

---

~~29~~34.   Investment Co. Act Rel. No.14390 (~~February~~Feb. 2, 1985).

~~30~~35.   *Id.*

~~31~~36.   Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

~~32~~37.   Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

14

Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

~~The~~Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 ~~will be complied with by each Fund~~ in connection with its plan with respect to each class of ~~s~~Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b~~-1,33~~-1,[38] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~34~~[39]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its ~~s~~Shares should be resolved by ~~such~~the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the ~~FINRA~~ Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

~~33~~38. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No.11414 (~~October~~Oct. 28, 1980).
~~34~~39. *Id.*

15

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[35][40]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board of Trustees are attached as Exhibit A and Exhibit B to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit BC to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit D.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their' address is 250 Nicollet Mall, Suite 1550, Minneapolis, MN 55401 stated on the first page of this Application, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

[Signature Page Follows]

[35.][40.] *See* Lincoln Bain Capital Total Denali Structured Return Strategy Fund, et al., supra note 16; RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., supra note 16; Diameter Dynamic Credit Fund, et al., supra note 13; CAIS Sports, Media and Entertainment Fund, *supra* note 13; GoldenTree Opportunistic Credit Fund, *supra* note 13; Adams Street Private Equity Navigator Fund LLC, *supra* note 13; Virtus Global Credit Opportunities Fund, *supra* note 13; Align Alternative Access Fund, *supra* note 13; Ardian Access LLC, *supra* note 13; Connetic Venture Capital Access Fund, *supra* note 13 16; Hamilton Lane Private Assets Fund, et al., supra note 16; Blue Owl Alternative Credit Fund, et al., supra note 13 16; RJ Private Credit Income Fund, et al., supra note 13 16; Columbia Credit Income Opportunities Fund, et al., supra note 13 16; ISQ Infrastructure Income Fund, et al., supra note 13; and 16; iDirect Private Markets Fund, et al., supra note 16; SEG Partners Long/Short Equity Fund, et al., supra note 16; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 16; Capital Group KKR Multi-Sector+, et al., supra note 16; Global X Venture Fund, et al., supra note 16; HarbourVest Private Investments Fund, et al., supra note 16; Privacore PCAAM Alternative Income Fund, et al., supra note 16; TCW Private Asset Income Fund, et al., supra note 16; Callodine Specialty Income Fund, et al., supra note 16; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 16; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 16; Gemcorp Capital Advisors LLC, et al supra note 16; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 16; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 16; Wellington Global Multi-Strategy Fund, et al., supra note 13 16; Russell Investments New Economy Infrastructure Fund, et al., supra note 16; and MA Specialty Credit Income Fund, et al., supra note 16.

16

Applicants have caused this Application to be duly signed on their behalf on the 7th day of November 2025.

RBC BlueBay Enhanced Income Fund
Dated: November 7, 2025

17

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: Trustee

FRANKLIN BSP LENDING FUND

Dated: March 6, 2026

By: /s/ ~~David Eikenberg~~Jane Trust

Name: Jane Trust

Title: Trustee

~~Name: David Eikenberg~~
~~Title: President~~
~~RBC Global Asset Management (U.S.) Inc.~~
~~Dated: November 7, 2025~~

~~By: /s/ Brandon Lew~~
~~Name: Brandon Lew~~

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: Director

FRANKLIN INFRASTRUCTURE SOLUTIONS FUND

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: Trustee

FRANKLIN BSP PRIVATE CREDIT FUND

Dated: March 6, 2026

By: /s/ Nina K. Baryski

Name: Nina K. Baryski

Title: Chief Financial Officer

FRANKLIN TEMPLETON FUND ADVISER, LLC

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: President and Chief Executive Officer

FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC

Dated: March 6, 2026

By: /s/ Jane Trust

Name: Jane Trust

Title: President and Chief ~~Financial~~Executive Officer


BENEFIT STREET PARTNERS L.L.C.


Dated: March 6, 2026

By: /s/ Bryan R. Martoken

Name: Bryan R. Martoken

Title: Authorized Person

Resolutions of the Board of Trustees ~~of RBC BlueBay Enhanced Income Fund~~ and Directors (the "Board") of Franklin Lexington Private Markets Fund, Franklin BSP Lending Fund, Clarion Partners Real Estate Income Fund Inc. and Franklin Infrastructure Solutions Fund (together, the "Funds")

WHEREAS: The Board deems it advisable and in the best interest of the Funds to file with the Securities and Exchange Commission (the "SEC") an application for an order of exemption, and any amendments thereto: (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Funds to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes (the "Multi-Class Application").

NOW, THEREFORE, BE IT:

RESOLVED: That the officers of the Funds under the supervision of the Funds' President and Chief Legal Officer, with the advice of counsel to the Funds, be, and each of them hereby are, authorized, empowered and directed, in the name and on behalf of the Funds, to cause to be executed, delivered and filed with the SEC the Multi-Class Application, and any amendments thereto; and be it further

RESOLVED: That the officers of the Funds under the supervision of the Funds' President and Chief Legal Officer, with the advice of counsel to the Funds, be, and each of them hereby are, authorized, empowered and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED: That all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Funds in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Funds; and be it further

RESOLVED: That the officers of the Funds, in their reasonable judgment and under the supervision of the President and Chief Legal Officer of the Funds, be, and each hereby are authorized and empowered in the name and on behalf of the Funds, to do and perform all such lawful acts and things, to execute, seal and deliver and where necessary or appropriate, file with the appropriate governmental authorities all such further certificates, contracts, agreements, documents, instruments, powers of attorney, receipts or other papers, and to take such other action and make all such payments, as the officer or officers so acting shall determine in their reasonable judgment to be necessary or appropriate to carry out, comply with or effectuate the purpose and intents of the transactions and other matters contemplated by the foregoing resolutions, including to correct any errors and omissions in the foregoing resolutions, all with the advice of counsel to the Funds and in accordance with applicable law, rules and regulations and the applicable Declaration of Trust or Charter and the By-laws of the Funds.

EXHIBIT B

Resolutions of the Board of Trustees (the "Board") of Franklin BSP Private Credit Fund (the "Fund")

WHEREAS: The Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the "SEC") an application for an order of exemption, and any amendments thereto: (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes (the "Multi-Class Application").

NOW, THEREFORE, BE IT:

RESOLVED: That each of the authorized signers of the Fund and its adviser, with the advice of counsel to the Fund, be, and each of them hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Multi-Class Application, and any amendments thereto; and be it further

RESOLVED: That each of the authorized signers of the Fund and its adviser, with the advice of counsel to the Fund, be, and each of them hereby are, authorized, empowered and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution;

RESOLVED: That all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and be it further

RESOLVED~~, that appropriate~~:   That the officers ~~and agents~~ of the Fund be, and each hereby ~~are~~is, authorized~~, empowered~~ in the name and ~~directed~~ on behalf of the Fund, to ~~cause to be prepared, executed~~ ~~and filed with the SEC an application for multiple class exemptive relief (the "Application") and any and all amendments to the Fund's Application, to be in such form~~make such modifications to any documents or agreements referenced in any of the above resolutions as the officer executing ~~the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it~~or implementing (as applicable) such document or agreement deems necessary or advisable or as may be required to conform with the requirements of applicable law.

~~**FURTHER RESOLVED,** that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.~~

RESOLVED: That the officers of the Fund be, and each hereby is, authorized in the name and on behalf of the Fund, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

~~EXHIBIT~~Exh. B-1

EXHIBIT C

Verifications

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin Lexington Private Markets Fund in her capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

By: /s/Jane Trust
Name: Jane Trust
Title: Trustee

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin BSP Lending Fund in her capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

FRANKLIN BSP LENDING FUND

By: /s/Jane Trust
Name: Jane Trust
Title: Trustee

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Clarion Partners Real Estate Income Fund Inc. in her capacity as Director of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

By: /s/Jane Trust
Name: Jane Trust
Title: Directory

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin Infrastructure Solutions Fund in her capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

FRANKLIN INFRASTRUCTURE SOLUTIONS FUND

By: /s/Jane Trust
Name: Jane Trust
Title: Trustee

Exh. C-1

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin BSP Private Credit Fund in her capacity as Chief Financial Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

~~Verifications of RBC BlueBay Enhanced Income Fund and~~
~~RBC Global Asset Management (U.S.) Inc.~~

FRANKLIN BSP PRIVATE CREDIT FUND

By: /s/ Nina K. Baryski
Name: Nina K. Baryski
Title: Chief Financial Officer

The undersigned states that she has duly executed the attached ~~a~~Application dated ~~November 7, 2025~~March 6, 2026 for and on behalf of ~~RBC BlueBay Enhanced Income Fund in his~~Franklin Templeton Fund Adviser, LLC in her capacity as President and Chief Executive Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

FRANKLIN TEMPLETON FUND ADVISER, LLC

By: /s/ ~~David Eikenberg~~Jane Trust
~~Name: David Eikenberg~~   Name: Jane Trust
Title: President and Chief Executive Officer

The undersigned states that she has duly executed the attached Application dated March 6, 2026 for and on behalf of Franklin Templeton Private Markets Adviser, LLC in her capacity as President and Chief Executive Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

FRANKLIN TEMPLETON PRIVATE MARKETS ADVISER, LLC

By: /s/Jane Trust
Name: Jane Trust
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached ~~a~~Application dated ~~November 7, 2025~~March 6, 2026 for and on behalf of Benefit Street Partners L.L.~~RB~~C ~~Global Asset Management (U.S.) Inc.,~~. in his capacity as an Authorized Person of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By: /s/ Brandon Lew~~
~~Name: Brandon Lew~~
~~Title: President and Chief Financial Officer~~

BENEFIT STREET PARTNERS L.L.C.

By: /s/Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Person

Exh. C-1

EXHIBIT ~~C~~D

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified

~~Marked copies of the Application showing changes from the final versions of the two applications identified~~ **as ~~s~~Substantially ~~i~~Identical under Rule 0-5(e)(3)~~.~~**

Exh. D-1